CONTRACT OF EMPLOYMENT
25 September, 2022
To: Julie Brown
Dear Julie:
On behalf of GlaxoSmithKline Services Unlimited (the Company) I am delighted to offer you the role of Chief Financial Officer of GSK plc starting on 1 April, 2023 (the Commencement Date). In addition, and for no additional consideration, you will serve as a director on the GSK plc Board and, if requested by the GSK plc Board, will serve as a director on any other board of directors of any Group Company. The key terms of your employment are set out in this letter and the accompanying Schedules (the or this Agreement).
For your convenience, we have consolidated the key terms and benefits in Schedule 1.
1.Duties and obligations
1.1    You will:
(a)devote your full time, attention and abilities to the performance of your duties and role and carry out additional duties that the Company may reasonably require subject to the overall supervision and direction of the Chief Executive Officer;
(b)comply with the Company’s Code of Conduct, Standards of Conduct, and all other policies and procedures of or applicable to the Company from time to time in force, and with all reasonable and lawful directions given to you by the Company, always acting in the Company’s best interests;
(c)not work for anybody else during your employment or be directly or indirectly engaged in any other business activity or hold more than 5% of any shares or other class of securities in any public company listed on a recognised stock exchange without the prior written consent of the Board or save for the excluded activities outlined in Schedule 1 (Directorships);
(d)notify the Company immediately if you cease to be entitled to work in the UK (your employment being conditional on you having and maintaining the right to work legally in the UK, and providing the Company with such evidence as may be required to demonstrate that you have such a right); and
(e)notify the Company immediately if you become aware of any actual or pending investigation which may result in you becoming an Ineligible Person.
1.2    Your continued employment by the Company in this role is conditional upon you not being an Ineligible Person. An “Ineligible Person” is an individual who:
(a)is currently excluded, debarred, suspended or otherwise ineligible to participate in the United States Federal Health Care Programmes or in Federal procurement or non-procurement programs; or
(b)has been convicted of a criminal offence that falls within the scope of 42 U.S.C. § 1320a-7(a), but has not yet been excluded, debarred, suspended or otherwise declared ineligible.
1.3    You are required to build and maintain over time a holding of shares in GSK equivalent to a value of three times’ base salary. Following the termination of your employment with the Company, as a minimum you will be required to maintain 100% of that share ownership requirement to the end of the first year following the termination and 50% of that requirement to the end of the second year following the termination.
2.Salary and benefits
2.1    Your basic salary is £915,335 per year, plus any general increase agreed for the executive for the 2023 review cycle. Your basic salary will be payable by monthly instalments in arrears on or around the 20th day of each month directly into your bank account, less deductions for income tax and National Insurance contributions. Your salary will be reviewed annually without commitment to increase.
2.2    At any time during your employment, or on its termination (however arising), the Company shall be entitled to deduct from salary or any other payments due to you in respect of your employment any monies due from you to the Company or any Group Company including, without limitation, under the Recoupment Provisions and any overpayments or payments due from you in respect of your participation in any applicable pension plans.
2.3    Details of the benefits you are entitled to are contained in Schedule 1 to this Agreement and your eligibility and participation are subject to the rules of any applicable benefit plans and programs.

3.Termination
3.1    You or the Company may terminate your employment by giving 12 months’ advance notice to the other in writing.
3.2    The Company may, in its sole and absolute discretion (whether or not any notice of termination has been given under subclause 3.1), terminate this Agreement at any time and with immediate effect by giving you notice in writing that it is exercising its rights pursuant to this clause 3.2. If the Company elects to terminate your employment in this way, it will make within 45 days a payment in lieu of notice (Payment in Lieu) equal to the basic salary only (as at the date of termination) which you would have been entitled to receive under this Agreement during the notice period referred to in subclause 3.1 (or, if notice has already been given, during the remainder of the notice period) less income tax and required withholdings (such as National Insurance contributions). For the avoidance of doubt, the Payment in Lieu shall not include any element in relation to any holiday entitlement that would have accrued or benefits that you would have received during the period for which the Payment in Lieu is made.
3.3    Save as expressly set out in this Agreement, you will not be entitled to any additional payments upon the termination of your employment including but not limited to any payments under any Company severance and/or redundancy policy or practice.
3.4    The above notice provisions in this clause 3 are subject to the Company's right to terminate your employment at any time without notice (or payment in lieu of notice) if you:
(a)commit any act of significant or serious misconduct;
(b)commit any serious or repeated breach of your obligations to the Company;
(c)commit any conduct which in the opinion of the Company seriously prejudices or is likely seriously to prejudice the Company or any Group Company;
(d)are convicted of an arrestable offence which in the opinion of the Company impacts or may impact your reputation or the reputation of the Company (you being under an obligation to advise the Company of any circumstances which may give rise to a possible conviction as well as any conviction received);
(e)remain unable to perform your duties properly due to sickness or injury once any applicable period of paid Company-sickness absence has expired, or if you are unable to perform your duties despite reasonable accommodations being made;
(f)are not or you cease to be eligible to work in the UK; or
(g)become an Ineligible Person.
3.5    The Company’s rights under sub-clause 3.4 are without prejudice to any other rights that it may have as a matter of applicable law to terminate your employment or accept any breach of this Agreement by you as having brought this Agreement to an end. Any delay by the Company in exercising any of its rights to terminate the employment under this Agreement shall not constitute a waiver of those rights.
3.6    On termination of your employment (or at any time upon the Company’s request) you must immediately return to the Company, without keeping or making any copies in any format, any original and copy documents obtained by you in the course of your employment and all property belonging to the Company or any Group Company which is in your possession or under your control, including, without limitation, any credit or charge cards, security passes, keys, IT equipment, mobile telephone, laptop or tools. You will also irretrievably delete (without keeping any copies in any format) any information relating to the business or affairs of the Company or any of its business contacts from any computer or communications systems, including any website or email account, owned or used by you outside the Company’s premises.
3.7    Notice under this clause 3 will be served, and will be deemed to have been received, in accordance with the provisions of clause 7.
4.Garden leave
Following service of notice to terminate your employment by either party or if you purport to terminate your employment in breach of this Agreement, the Company may suspend any of your duties for such periods and on such terms as it considers appropriate (Garden Leave), including a requirement that you will not attend at the Company's premises, be provided with any work, access the Company’s communications systems or contact any of its customers, employees or other business contacts (other than social contact). During any period of Garden Leave under this clause 4, the Company may appoint a replacement to exercise your duties and may require you to take such actions as it reasonably requires to effect a proper handover of your duties and responsibilities. You will continue to be bound by your obligations under this Agreement and by your general duties of good faith.

5.Confidential information, inventions & copyright
5.1    You acknowledge that you are likely to obtain trade secrets and Confidential Information (as defined in Schedule 3) belonging to or relating to the Company in the performance of your duties and understand that you must not and agree that you will not, either during your employment or at any time afterwards, use or communicate to any person any Confidential Information concerning the business or affairs of the Company or any Group Company or any of its or their employees or business contacts which comes to your knowledge during the course of your employment. However, nothing in this Agreement prohibits or restricts you (or your legal adviser acting on your behalf) from: initiating communications directly with, making a report to, responding to an inquiry from, co-operating with any investigation by, or providing testimony before the Securities and Exchange Commission (SEC), or any other regulatory or law enforcement organisation or agency, or any other federal or state regulatory authority, or any other regulatory, ombudsman or supervisory authority; or from raising a grievance, complaint or claim in respect of your employment; or making a public interest disclosure under Part IV A of the Employment Rights Act 1996 (or comparable legislation) about any matter that arises during the course of your employment.
5.2    You will be bound by and agree to comply with the Company’s standard policy on inventions and copyright from time to time in force.
6.Data protection
Details of how the Company processes your personal data can be found in the Company’s Employee Personal Information Protection Notice, a copy of which is available on the GSK intranet site.
7.Notices
7.1    Any notices or other document to be served under this Agreement will be delivered by hand, or by email to the address habitually used by the receiving party, and will be deemed received at the time of delivery, or sent by recorded delivery at the address given in this Agreement, in which case it will be deemed received at the time recorded by the delivery service.
7.2    This clause 7 does not apply to the service of any proceedings or other documents in any legal action.
8.Miscellaneous
8.1    Schedule 1 to this Agreement contains the information which is required to be given to an employee under section 1 of the Employment Rights Act 1996.
8.2    This Agreement is governed by and construed in accordance with English law and the parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims).
8.3    This Agreement shall be binding upon and inure to the benefit of the Company or any other entity to which the Company may transfer all or substantially all of its assets and business and to which the Company may assign this Agreement, in which case “Company” as used in this Agreement, shall mean such entity. Your rights shall inure to the benefit of your heirs, executors, administrators and other personal representatives.
8.4    No term of this Agreement may be amended or waived unless in writing, signed by you and a duly authorised officer of the Company.
8.5    As from the Commencement Date, all other agreements or arrangements between the Company or any Group Company relating to your employment, save for any agreements or binding policies (such as the Recoupment Provisions) referred to within this Agreement or required to be entered into pursuant to this Agreement, will cease to have effect. This Agreement including the Schedules comprises the whole agreement between you and the Company relating to your employment by the Company.
8.6    All payments due to you under this Agreement, or to your estate or beneficiaries, shall be subject to withholding of such taxes and National Insurance/social security or similar contributions as the Company may be required to withhold by applicable law or regulation.
8.7    Each Group Company shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the rights bestowed on it by this Agreement. The consent of a Group Company is not required to amend any terms of this Agreement. Except as set out in this clause 8, a person who is not a party to this Agreement may not enforce any of its provisions under the Contracts (Rights of Third Parties) Act 1999.

SCHEDULE 1
STATEMENT OF KEY TERMS & BENEFITS

Commencement Date	1 April, 2023 is the date on which your period of continuous employment will begin.
Location	Your normal place of work will be at Brentford, UK, but you may be required to spend reasonable periods of time at, or relocate to, any Company site within West London. In addition, in order to meet the requirements of the business, you may be required to work at other locations within the United Kingdom or overseas, either by travelling to, or spending reasonable periods of time at that location, or by relocating to another site. In the event of permanent relocation to another site outside West London, this will be discussed with you, appropriate notice will be given, and the Company will offer assistance, in accordance with any relocation rules applicable at that time, if this is required.
Working hours	9.00 a.m. to 5.15 p.m. Monday to Friday, and such additional hours (without further remuneration) as are necessary for the proper performance of your duties. You agree that because of the autonomous nature of your role, the weekly limit on working time set out in Regulation 4 of the Working Time Regulations 1998 does not apply to your employment.
Holiday entitlement
You are entitled to 26 days’ paid holiday in each holiday year (plus all statutory and Bank Holidays), which may be increased in accordance with your tenure with the Company in accordance with Company policy as in force from time to time.
The Company’s holiday year runs from 1 January to 31 December.
Holiday dates must be agreed in advance by the Chief Executive Officer. The Company reserves the right to require you to take (or not to take) holiday on particular dates. In order to allow flexibility for you and the Company, you agree that the provisions of Regulations 15(1) to 15(4) of the Working Time Regulations 1998 do not apply for the purposes of agreeing the timing/dates of your holidays.
Holiday which is not taken in the year in which it is accrued may be carried forward, in accordance with the Company’s holiday policy in force from time to time. Any holiday not taken in a holiday year or banked in accordance with these rules will be lost. In any event, you should ensure that you take a minimum of four weeks’ holiday per year unless you are prevented from doing so by sickness absence or statutory maternity, paternity, adoption, shared parental, parental or parental bereavement leave.
On termination of your employment, you will be entitled to be paid in lieu of holiday that has accrued but not been taken in that holiday year. You shall not be entitled to payment in lieu of untaken holiday except on termination of employment. Should the holiday you have taken exceed your accrued entitlement for that holiday year on the date of termination, the Company will make a deduction from your final salary in respect of the excess days. Payment in lieu of untaken holiday or any deduction for holiday taken in excess of your entitlement shall be calculated as set out in the Company’s annual leave policy.
Further details may be found on the GSK intranet site.

Collective Agreements	None.

Disciplinary Rules & Procedures and Grievance Procedure
The harassment and bullying policies, disciplinary rules and procedures and grievance procedures of the Company, as in force from time to time, shall apply to your employment. Full details may be found on the GSK intranet site. These rules and procedures do not form part of this Agreement and the Company reserves the right vary, amend or replace them at any time, or to leave out any or all of the stages of those rules and procedures where it considers it appropriate to do so.
If you are dissatisfied with any disciplinary decision relating to you, you will have the right to appeal. Details of the appeal process can be found in the Company’s disciplinary rules and procedures. The name of the individual to whom you should direct your appeal will be confirmed as part of any disciplinary process.
If you wish to raise a grievance in relation to your employment, you should follow the Company’s grievance procedure, which sets out who you should write to in the case of a formal written grievance.

Directorships
The Company will maintain a list of your directorships and outside interests which are approved by the GSK Board. Those directorships and outside interests approved as of the Commencement Date are:
•Co-Chair of the Prince’s Trust for Sustainability;
•Member of the Prime Minister’s Business Council;
•Member of the 100 Group Main Committee;
•Member of the Business Advisory Board to the Mayor of London; and,
•Patron of Oxford University Women in Business.

Sickness Benefits
Full salary (inclusive of any statutory sick pay) for the first 26 weeks’ absence due to sickness or injury (whether or not consecutive) and half of your salary for the second 26 weeks (whether or not consecutive) in aggregate in any period of 24 calendar months. Full details, including the reporting and certification requirements in the event you are unable to work due to sickness or injury and the conditions that apply to the receipt of Company sick pay, may be found on the GSK intranet site.
It is a condition of employment that, if requested by the Company during any period of sickness or at any other time, you agree to be medically examined, at a mutually convenient time, by a Company-appointed doctor or such other medical adviser as may be appropriate in the circumstances and as notified to you by the Company. The doctor/medical adviser may disclose the results of this examination to the Company.

GlaxoSmithKline Car Allowance	You will be eligible to receive a car allowance as defined for your GSK grade (Grade 0). The car allowance scheme is subject to amendment or withdrawal at the Company’s discretion.
GlaxoSmithKline Healthcare Plan
You will be eligible to receive private healthcare for:
(a)yourself;
(b)your spouse/partner;
(c)any unmarried children up to the age of 21 (or up to the age of 25 if they are in full-time education in the United Kingdom); and
(d)
Eligibility is subject to the terms and conditions of the GlaxoSmithKline Healthcare Plan as amended from time to time.
Further details of the current Plan, including eligibility criteria, are available on the GSK intranet site. This is a taxable benefit and the Plan is subject to amendment or withdrawal at the Company’s discretion.

Pension & Life Assurance
You are entitled to be a member of the GSK Pension Plan Senior Executive section subject to the conditions of the trust deed and governing rules of the plan from time to time which may be amended or withdrawn at the Company’s discretion. Contributions payable by you will be deducted from your salary. Further details of the current plan are available on the GSK intranet site.
A meeting will be set up prior to your Commencement Date to take you through your pension options.

Bonus Plan
You will be eligible to participate in the GSK Bonus plan, subject always to the rules of the Plan as amended from time to time and the Company’s Remuneration Policy (including mandatory deferral provisions), and conditional upon you entering into the Recoupment Provisions.
The on-target bonus opportunity for your role will be 100% of base salary, and the maximum bonus opportunity will be 300% of base salary. Information relating to the current bonus plan is contained in the Remuneration Policy section of the Company’s Annual Report and further details are available on the GSK intranet site.
This bonus plan is subject to amendment or withdrawal at the Company’s discretion.
Any payments made under the bonus plan will be subject to tax and National Insurance deductions.

ShareSave Plan
You will be entitled to participate in the GlaxoSmithKline UK Savings Related Share Option Plan (‘ShareSave’). Further details of the Plan are available on the GSK intranet site.
Participation in the ShareSave Plan is subject to the rules of the Plan as amended from time to time, and the Plan is subject to amendment or withdrawal at the Company’s discretion.

Incentive Programmes
Subject always to the rules of the relevant plans/programmes as amended from time to time, and conditional upon you entering into the Recoupment Provisions, and the performance conditions determined by the Board, you are entitled to participate in the Company’s Performance Share Plan and Deferred Annual Bonus Plan.
The Performance Share Plan and Deferred Annual Bonus Plan are subject to amendment or withdrawal at the Company’s discretion.
On termination of your employment, any rights or benefits that you have under any incentive plan/programme will be determined solely in accordance with the rules of the programme, and no rights arise under this Agreement to any compensation for the loss of any rights or benefits under such programme.

Tax-free Plans
You are entitled to participate in the GlaxoSmithKline Tax-free Plans for Holiday, Childcare and Bikes.
Enrolment in the Tax-free Plans for Holiday and Bikes is offered on an annual basis.
You may opt-in to the Tax-free Plan for Childcare at any time.
Participation in these plans is subject to the rules of the relevant plan/s which the Company may amend or withdraw at any time in its discretion. Further details are available on the GSK intranet site.

Tax and Financial Planning Support
You are eligible to receive an unlimited allowance per calendar year to be used towards the cost of tax return preparation and the cost of advice relating to your financial and estate planning affairs, and legal services related to your financial planning. You may use a provider(s) of your choice. Invoices for services should be paid directly by you using a personal cheque or personal credit card. The invoice and proof that it has been paid should be submitted to the Director, Executive Compensation Delivery. Reimbursement will be made through payroll.
Any taxable income arising from this benefit will be grossed up for taxes.
The Company reserves the right to amend, change or withdraw this benefit in its absolute discretion.

Expenses	You will be reimbursed for all expenses you reasonably incur in the proper performance of your duties in accordance with the terms of the Company’s policy from time to time in force.
Other Paid Leave	You may be eligible for other types of paid leave, including statutory maternity, paternity, adoption, shared parental, parental and/or parental bereavement leave. Paid leave is subject to statutory eligibility requirements or conditions and the Company’s applicable rules and procedures from time to time in force, and the Company may replace, amend or withdraw its policies and procedures on paid leave at any time. Full details of the other types of paid leave which the Company currently offers can be found on the GSK intranet site.
Training	You will be required to complete periodic mandatory training modules, the costs of which will be paid for by the Company. Further details can be found on the GSK intranet site.
Directors & Officers Liability Insurance	The Company will maintain Directors’ and Officers’ liability insurance during your employment as permitted by law and in accordance with the Company’s policy.

SCHEDULE 2
RESTRICTIVE COVENANTS

In this schedule the defined terms shall have the following meaning:
“Restricted Period” means any period during which you are employed by the Company (including any period of Garden Leave) and the period of 12 months commencing on the Termination Date (reduced only by any period of Garden Leave served or notice worked by you under clauses 3 and 4 of the Agreement).
“Restricted Business” means the businesses or potential business interests of the Company, GSK plc, or any Group Company at the Termination Date with which you were involved to a material extent during the last 12 months of your employment or about which you held Confidential Information.
1.To protect the legitimate business interests of the Company, GSK plc and the Group Companies, you agree that the following restrictions are reasonable and necessary for the protection of the Company and any Group Company and that you will not, without the prior written consent of the Company, during the Restricted Period:
(a)be employed or directly or indirectly engaged (other than as holder or beneficial owner (for investment purposes only) of any class of securities in a company and you (together with your spouse/partner, children, parents and parents' issue) neither hold nor are beneficially interested in more than 5% of the securities of that class) in any business concern which is in competition with the Restricted Business; or
(b)provide goods or services to, canvass or solicit in competition with the Company or any Group Company the custom of, or otherwise have any dealings with any person who was during the last 12 months of your employment a customer or client of, or in the habit of dealing with the Company or any Group Company, and in respect of which customer, client or dealings you had access to Confidential Information or with whose custom or business you were personally concerned during that 12 month period; or
(c)interfere or endeavour to interfere with the continuance of the provision of goods or services to the Company or any Group Company, by any supplier which was a supplier of goods or services to the Company or any Group Company during the last 12 months of your employment and with whom you dealt to a material extent during that period or about which supplier or provision of goods or services you had access to Confidential Information; or
(d)solicit, entice or try to entice away from the Company or any Group Company, or hire for any entity or assist directly or indirectly any entity to hire:
(i)any person who is or was employed by the Company or a Group Company during the Restricted Period and is or was a Senior Employee, director or full time senior consultant of the Company or any Group Company and with whom you worked closely in the last six months of your employment or, if you are placed on Garden Leave, the six months prior to the commencement of such Garden Leave; or
(ii)any Senior Employee whom you learned about during a “talent review” discussion or whom was deemed to be a “high” or “key” talent in talent-related discussions.
2.Each of the obligations imposed on you by this Schedule 2 extend to you acting not only on your own account but also on behalf of any other firm, company or other person and shall apply whether you act directly or indirectly.
3.Following the Termination Date, you will not represent yourself as being in any way connected with the businesses of the Company, GSK plc or of any other Group Company (except to the extent agreed in writing by such company).
4.Any benefit given or deemed to be given by you to any Group Company under the terms of this Schedule is received and held on trust by the Company for the relevant Group Company. You agree that you will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company or GSK plc.
5.Each of the obligations on you contained in this Schedule constitute a separate and independent restriction on you notwithstanding that they may be contained in the same paragraph or sentence.
6.Should any of the restrictions contained in this Schedule 2 be found to be void but would be valid if some part there them were deleted or the period or radius of application reduced, then such restriction shall apply with such modification as may be necessary to make it valid and effective.
7.If, during the Restricted Period, you receive from any person, firm or company, an offer to provide services in any capacity whatsoever, or to enter into employment where acceptance of such offer, or the taking of such employment, might render you in breach of the provisions of this Agreement, you shall promptly advise the offeror of the existence of the restrictions in Schedule 2 of this Agreement.

8.You acknowledge that the Company may have no adequate remedy at law and would be irreparably harmed if you breach or threaten to breach the provisions of this Schedule 2 and, therefore, you agree that the Company shall be entitled to injunctive relief to prevent any breach or threatened breach of Schedule 2, and to specific performance of the terms of each restriction in addition to any other legal or equitable remedy it may have. Nothing in this Agreement shall be construed as prohibiting the Company from pursuing any other remedies at law or in equity that it may have.

SCHEDULE 3
DEFINITIONS

In this Agreement (and any schedules to it):
“Board” means the board of directors of the Company from time to time or any person or committee nominated by that board as its representative for the purposes of this Agreement;
“Confidential Information” means information (whether or not marked confidential, recorded in documentary form, or otherwise) relating, without limitation, to clients, customers, confidential commercial, financial and strategic or technical data pertaining to the Group and any other confidential information relating to the business or affairs of the Group including, without limitation, any invention, trade secret, know-how relating to the business, manufacturing process, product or patent information. “Confidential Information” shall not include any information:
(a)which is already or becomes generally available to the public; or
(b)which is ordered to be disclosed by a court of competent jurisdiction or otherwise required to be disclosed by law; or
(c)which is acquired by you apart from your association with the Group, or
(d)which you are required to disclose by applicable law or regulation or by order of a court or governmental body of competent jurisdiction.
other than, in each case, as a result of disclosure by you or by any person to whom you have supplied information or by any person in breach of a duty of confidentiality. However, nothing in this Agreement prohibits or restricts you (or your legal adviser acting on your behalf) from: initiating communications directly with, making a report to, responding to an inquiry from, co-operating with any investigation by, or providing testimony before the Securities and Exchange Commission (SEC), or any other regulatory or law enforcement organisation or agency, or any other federal or state regulatory authority, or any other regulatory, ombudsman or supervisory authority; or from raising a grievance, complaint or claim in respect of your employment; or making a public interest disclosure under Part IV A of the Employment Rights Act 1996 (or comparable legislation) about any matter that arises during the course of your employment.
“Group” means the Company and any other company controlling, controlled by or under the direct or indirect common control of the Company, including, without limitation, GSK plc and any of its subsidiaries from time to time;
“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;
“GSK Board” means the board of directors of GSK plc from time to time or any person or committee nominated by the GSK Board as its representative for the purposes of this Agreement;
“Recoupment Policy” means the forfeiture, recoupment and claw-back policy from time to time of or applicable to the Company;
“Recoupment Provisions” means the forfeiture, recoupment and claw-back arrangements you are required to enter into from time to time in accordance with the Recoupment Policy;
“Senior Employee” means an employee graded a personal or job grade “5” level or higher in the Company’s grading system; and,
“Termination Date” means the date on which this Agreement terminates, whether on the expiration of notice to terminate the employment pursuant to clause 3 or otherwise pursuant to this Agreement.
References to any statutory provisions include any modifications or re-enactments of those provisions.